Exhibit 3.2

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:16 PM 02/15/2019
FILED 06:16 PM 02/15/2019
SR 20191069473 - File Number 3782748

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATION

OF

SERIES C NON-CONVERTIBLE PREFERRED STOCK

OF

COMSTOCK HOLDING COMPANIES, INC.

Comstock Holding Companies, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

1.    The name of the corporation is Comstock Holding Companies, Inc. (the “Corporation”).

2.    The original Certificate of Designation of Series C Non-Convertible Preferred Stock was filed with the Secretaty of State of the State of Delaware on March 22, 2017 (the “Certificate of Designation”).

3.    The Certificate of Designation is amended by deleting Section 1 and replacing it with the following:

“Section 1. Designation and Amount. The shares of such series of Preferred Stock shall be designated as “Series C Non-Convertible Preferred Stock” and the number of shares constituting such series shall be 4,500,000.

4.    The foregoing amendment to the Certificate of Designation has been duly adopted by the Corporation’s Board of Directors pursuant to the authority vested in the Corporation’s Board of Directors by the Amended and Restated Certificate of Incorporation of the Corporation, as amended, and in accordance with Section 151 of the General Corporation Law of the State of Delaware.

5.    All other provisions of the Certificate of Designation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Designation of Series C Non-Convertible Preferred Stock to be signed by a duly authorized officer this 13th day of February, 2019.

By:	/s/ Christopher Clemente
Name:	Christopher Clemente
Title:	Chief Executive Officer